Exhibit 99.45

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Gaming Group Inc. (“Amaya” or the “Corporation”)

7600 TransCanada Highway

Pointe-Claire, QC

H9R 1C8

2.	Date of Material Change

August 1, 2014

3.	News Release

A news release reporting the material change was disseminated by the Corporation on August 1, 2014 through CNW and is attached hereto as Schedule “A”.

4.	Summary of Material Change

On August 1, 2014, Amaya announced the completion of its previously announced acquisition of 100% of the issued and outstanding shares of privately held Oldford Group Limited (“Oldford Group”), the parent company of Isle of Man headquartered Rational Group Ltd. (“Rational Group”), the owner and operator of the PokerStars and Full Tilt Poker brands, in an all-cash transaction for an aggregate purchase price of $4.9 billion (the “Purchase Price”), including certain deferred payments and subject to customary purchase price adjustments (the “Acquisition”). All $ figures are in US dollars unless noted otherwise.

The Purchase Price (excluding certain deferred payments) and fees and expenses relating to the Acquisition and the related financing that have been paid by closing of the Transaction were financed through a combination of cash on hand, new debt, a private placement of subscription receipts, a private placement of common shares and a private placement of non-voting convertible preferred shares allocated as follows:

•	$1.05 billion of convertible preferred shares, $600 million of which were subscribed by funds or accounts managed or advised by GSO Capital Partners LP or its affiliates.

•	C$640 million of subscription receipts at C$20 per subscription receipt which were automatically converted on a one-to-one basis into common shares upon closing of the Acquisition.

•	Certain funds or accounts managed or advised by GSO Capital Partners LP or its affiliates purchased $55 million of common shares at C$20 per share.

•	Senior Secured Credit Facilities in the aggregate principal equivalent amount in US Dollars of approximately $2.92 billion, and consisting of the following:

•	a $1.75 billion seven-year first lien term loan priced at Libor plus 4.00%, and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor;

•	a $100 million five-year first lien revolving credit facility priced at Libor plus 4.00%, none of which was drawn at completion; and

•	an $800 million eight-year second lien term loan priced at Libor plus 7.00%, with a 1.00% floor.

•	Approximately $213 million from cash on hand, which includes the $50 million deposit made on June 12, 2014.

5.	Full Description of Material Change

Reference is made to the press release attached as Schedule “A” hereto.

6.	Reliance upon subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact:

Amaya Gaming Group Inc.

Mr. David Baazov

President and Chief Executive Officer

North America: 1-866-744-3122

Worldwide: 1-514-744-3122

9.	Date of Report

August 11, 2014.

SCHEDULE “A”

PRESS RELEASE

(attached)

Amaya Completes Acquisition of Pokerstars and Full Tilt Poker

Acquisition Creates World’s Largest Publicly-Traded Online Gaming Company

MONTREAL, Aug. 1, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today the completion of its previously announced acquisition of 100% of the issued and outstanding shares of privately held Oldford Group Limited (“Oldford Group”), the parent company of Isle of Man headquartered Rational Group Ltd. (“Rational Group”), the owner and operator of the PokerStars and Full Tilt Poker brands, in an all-cash transaction for an aggregate purchase price of $4.9 billion (the “Purchase Price”), including certain deferred payments and subject to customary purchase price adjustments (the “Acquisition”). All $ figures are in US dollars unless noted otherwise.

“We are extremely pleased to have completed this Acquisition,” said David Baazov, Chairman and CEO of Amaya. “Through PokerStars, Full Tilt and its multiple live poker tours and events, Rational’s brands comprise the world’s largest poker business, generating diversified and recurring revenues across the globe from its extremely loyal customer base.

Rational’s success is attributable to the company’s core values of integrity, customer focus, and challenge. These values are ingrained in the DNA of the company’s staff located across the globe, led by Rational’s deep, experienced executive and leadership teams. We intend for Rational to maintain this culture and will support its initiatives to continue growing this world class business.”

Rational Group Founder and CEO Mark Scheinberg said: “Since launching PokerStars in 2001 we have grown the business each year thanks to constant innovation, unparalleled customer service, and the talent of our dedicated workforce. While myself and other founders are departing, we are happy to see the business and the brands we have developed, along with the teams behind them, transferred to strong new ownership. I’m confident that Amaya, together with Rational Group’s leadership, will continue to successfully grow the business into the future.”

FINANCING DETAILS

The Purchase Price (excluding certain deferred payments) and fees and expenses relating to the Acquisition and the related financing that have been paid by closing of the Transaction were financed through a combination of cash on hand, new debt, a private placement of subscription receipts, a private placement of common shares and a private placement of non-voting convertible preferred shares, allocated as follows:

•	$1.05 billion of convertible preferred shares, $600 million of which were subscribed by funds or accounts managed or advised by GSO Capital Partners LP or its affiliates. Terms of the convertible preferred shares are included in the Corporation’s Management Information Circular dated June 30, 2014, which was filed on SEDAR.

•	C$640 million of subscription receipts at C$20 per subscription receipt which were automatically converted on a one-to-one basis into common shares upon closing of the Acquisition.

•	Certain funds or accounts managed or advised by GSO Capital Partners LP or its affiliates purchased $55 million of common shares at C$20 per share.

•	Senior Secured Credit Facilities in the aggregate principal equivalent amount in US Dollars of approximately $2.92 billion, and consisting of the following:

•	a $1.75 billion seven-year first lien term loan priced at Libor plus 4.00%, and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor;

•	a $100 million five-year first lien revolving credit facility priced at Libor plus 4.00%, none of which was drawn at completion; and

•	an $800 million eight-year second lien term loan priced at Libor plus 7.00%, with a 1.00% floor.

•	Approximately $213 million from cash on hand, which includes the $50 million deposit made on June 12, 2014.

ADVISORS

Deutsche Bank Securities Inc. and Canaccord Genuity Corp. acted as lead financial advisors to Amaya in connection with the Acquisition. Macquarie Capital and Barclays acted as co-advisors. Houlihan Lokey acted as financial advisor to Oldford Group. Amaya was represented by Osler, Hoskin & Harcourt LLP in connection with corporate and securities matters, including the offering of convertible preferred shares, subscription receipts and common shares. Greenberg Traurig, LLP acted as lead counsel to Amaya in connection with the Acquisition, the senior secured credit facilities and U.K., The Netherlands and U.S. matters, with Fox Rothschild, LLP being retained as special gaming counsel by the Corporation. Cains served as Isle of Man counsel to Amaya in connection with the Acquisition. McCarthy Tétrault LLP acted as legal advisor to the underwriters with respect to the Subscription Receipt offering and Canadian legal advisor to GSO, with White & Case LLP acting as U.S. and U.K. legal advisor to GSO. The syndicate of lenders under the term loan facilities was represented by Cahill Gordon & Reindel LLP. Stikeman Elliott LLP acted as lead advisor to Canaccord Genuity with respect to the previously announced Convertible Preferred Share offering. The securityholders of Oldford Group were represented by Herzog Fox & Neeman and Appleby.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Amaya has an expansive footprint in regulated markets through the provision of its interactive, land-based and lottery solutions to licensed commercial, tribal and charitable gaming operations as well as government lotteries and gaming control agencies, in multiple U.S. states, Canadian provinces, Native American tribal jurisdictions, and European jurisdictions. The company supplies online casino games to multiple Atlantic City casinos permitted to provide real money online gaming in New Jersey, the most recent and thus far largest U.S. state to regulate iGaming.

Amaya Gaming Group Inc.            3

ABOUT THE RATIONAL GROUP

The Rational Group operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites where it has dealt more than 100 billion poker hands and held over 800 million online tournaments, the group is the largest producer of live poker events around the world.

Rational Group’s businesses are among the most respected in the industry for delivering high-quality player experiences, unrivalled customer service, and innovative software. The Group employs industry-leading practices in payment security, game integrity, and player fund protection, offering customer support in 29 languages. The Rational Group holds more online poker licenses than any other e-gaming company, and works closely with regulators around the world to help establish sensible global regulation.

DISCLAIMERS

This News Release contains forward-looking statements, related to the acquisition by Amaya of all of the equity securities of Oldford Group, concerning the combined company’s cash flow and growth prospects and certain strategic benefits of the combined company. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the combined company’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: failure to realize anticipated results, including revenue growth from the combined company’s major initiatives; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to achieve desired results in labour negotiations; failure to attract and retain key employees or effectively manage succession planning; damage to the reputation of brands promoted by the combined company; new, or changes to current, gaming laws in various jurisdictions; changes in the combined company’s regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk of violations of law, breaches of the combined company’s policies or unethical behaviour; the risk of material adverse effects arising as a result of litigation; and events or series of events may cause business interruptions.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Amaya or that Amaya presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional information on these and other factors that could affect the operations or financial results of Amaya or the combined company are included in reports filed by Amaya with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This News Release is not an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described in this News Release have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such laws.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

AMAYA MEDIA CONTACT:

Maggie McKeon

Kauffmann Public Affairs

maggie@kauffmannllc.com

Amaya Gaming Group Inc.            4

RATIONAL GROUP MEDIA CONTACT

Eric Hollreiser

Head of Corporate Communications

The Rational Group

erich@pokerstars.com

CO: Amaya Gaming Group Inc.

CNW 10:47e 01-AUG-14